REXHALL®

2003 Annual Report



Strength. Integrity. Value.

and the will to be the best.

REXL NASDAQ LISTED www.rexhall.com

About Rexhall Industries, Inc.

Rexhall Industries, Inc. is a manufacturer of Class A motorhomes entering its 17th year of operation. Manufacturing began in 1986 in a renovated, 18,000 square foot recreational vehicle plant in Pacoima, California. As orders increased, the Company quickly outgrew its modest facilities and moved to an 80,000 square foot facility in Saugus, California. In June 1989, management decided to take the Company public, with an initial offering of 1.15 million shares of common stock trading on the NASDAQ Stock Exchange. In 1990 Business Week Magazine named Rexhall Industries the "Number One Best Small Growth Company in America", out of 7,700 publicly traded companies. These early milestones helped reinforce the philosophy of the Company and it wasn't long before Rexhall was one of the top manufacturers of Class A motorhomes nationally. In 1994, Rexhall started building its new Corporate Headquarters in Lancaster, California. As part of the City of Lancaster's redevelopment project, Rexhall was able to acquire 10 acres of land on which to build a manufacturing facility and Corporate Headquarters, now encompassing 120,000 square feet of office and production space.

Letter to Shareholders

Dear Shareholders:

Regrettably, I must report that 2003 was an extremely disappointing year for Rexhall. Sales were down 39% to $38.9 million from $63.3 million in 2002. In addition to low sales, our net loss for 2003 was $2.4 million. However, we can attribute much of this loss to R&D expense and steep dealer discounts during the past year.

Although we are greatly disappointed with our performance in 2003, we have not lost faith in our product and will continue to strive for improvement. We will seek out new dealers and new outlets for improved sales in 2004. We believe our new innovative and patented T-Rex may have a great future—with most of our R&D expense now behind us. It may also provide a revenue source through licensing with other manufacturers. Additionally, with the improvements and upgrades we've added to all of our product lines, we believe that our motorhomes offer exceptional quality and value, which should allow them to stand alone in the marketplace without being discounted to dealers.

As a fellow shareholder, I share in your frustrations—but I still believe in Rexhall and its products. I believe in the new management team and the hope that we can make a difference in the year 2004.

To our customers, our employees, our dealers, and especially you shareholders who have been there through the good and the bad, I would like to thank you for sticking with Rexhall.

Sincerely,



William J. Rex
President & Chief Executive Officer

Financial Highlights
(In thousands, except per-share data)

	2003	2002	2001	2000	1999
SALES	$38,892	$63,303	$56,680	$66,957	$83,714
GROSS PROFIT	5,954	6,879	5,096	10,464	14,055
INCOME (LOSS) FROM CONITNUING OPERATIONS BEFORE TAXES	(2,407)	(1,453)	(1,900)	4,361	8,859
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (NET OF APPLICABLE TAX BENEFITS)	-----	-----	(695)	(436)	----
NET INCOME (LOSS)	(2,436)	(935)	(1,992)	2,273	5,302
WORKING CAPITAL	11,341	14,581	14,757	16,600	16,289
TOTAL ASSETS	27,999	29,951	36,352	40,932	36,162
SHAREHOLDERS' EQUITY	16,395	19,157	20,279	22,362	20,272
NET INCOME (LOSS) PER SHARE – DILUTED	($.41)	($.15)	($.33)	$.36	$.84
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	5,905	6,077	6,082	6,232	6,322

Our Motorhomes

The Company's motorhomes are built with attention to quality. The materials used by the Company in constructing its motorhomes are commonly found on more expensive models and, in the opinion of management, generally are superior to those found on motorhomes in the same price range as the Company's motorhomes. The Company uses only steel, as opposed to wood or aluminum, in framing its cage. The Company uses gel-coated, high gloss, one-piece fiberglass panels for the sidewalls, and molded fiberglass front caps, rear caps and roofs, which are construction techniques used in more expensive motorhomes and eliminating many of the seams commonly found in most motorhomes. Fiberglass is generally easier to repair collision marks and scrapes than aluminum, which is the other material commonly used in sidewall construction. The Company uses polyurethane foam and polystyrene for insulation.

The Company's motorhomes are also built with attention to aerodynamics, by using a streamlined bus-style front cap that tapers to a width broader at the junction with the sidewalls than at the leading edge of the nose. This styling, coupled with rounded corners throughout the coach, contributes to a smooth ride, even in high winds or when large trucks or trailers pass the motorhome.

The Company currently offers five lines of Class A motorhomes: RoseAir™, RexAir®, Aerbus™, American Clipper™ and Vision®. The Company's Class A line offers many models and floor plans with multiple decors. These various models come with the following chassis and engine types:

- Ford F-53 chassis with a 310 H.P. 6.8L Triton sequential electronic fuel injection (SEFI) gas engine
- Workhorse chassis with a 340 H.P. V8 General Motors Vortec 8100 (L18) gas engine
- Spartan Mountain Master chassis with a 300, 350 or 370 H.P. 8.3 liter ISC diesel engine
- Workhorse chassis with a 400 H.P. 8.9 liter Cummins ISL turbocharged electronic diesel engine

Models range in size from an overall length of approximately 27 feet to approximately 40 feet with wheelbase ranging from 178 inches to 252 inches. All models have an overall maximum width of eight and one half feet (102" widebody) with a height (including air conditioner) of approximately thirteen feet.

In addition to size of chassis, RoseAir™, RexAir®, Aerbus™, American Clipper™ and Vision® models are differentiated by exterior graphics, floor plans and sleeping accommodations. Depending on the model, each motorhome is equipped to sleep four to six adults comfortably. Standard features and equipment on all the Company's models include a 75 or 100 gallon fuel tank (depending on chassis and model), halogen headlights, dash air conditioning, power steering, automatic transmission, radial tires, stabilizing air bags, 34,000 or 35,000 BTU furnace, water heater, batteries mounted on a slide-out tray for easy access and service, and a powered entry step. Standard interior features include a double-door, flush-mounted refrigerator/freezer, a three-burner range with automatic pilot light, a large two-bowl kitchen sink, a toilet, a fiberglass shower surround, a bathroom sink, coordinating designer accents, and day/night shades. Additional standard equipment includes a television with antenna, an AM/FM stereo radio with cassette player, auxiliary power generators, a microwave oven, roof air conditioners, and a videocassette recorder. Optional equipment items that may be ordered include a back up camera, washer and dryer, hydraulic leveling jacks, electric and heated mirrors, 50 AMP service, entertainment center, satellite dish, patio awning, ducted roof air conditioning, dual-pane windows, and a simulated fireplace. Some models may vary in standard equipment.

In third quarter of 2003, the Company announced its new T-Rex Double & Wide floor plan. Available in both gas and diesel models, the T-Rex incorporates slideouts that extend nearly the length of the motorhome on both sides, from behind the driver's and passenger's seats, to the rear cap. When fully extended, the opposing slides provide a considerable increase (nearly double) to the interior space without compromising safety, structural integrity or value.

The suggested retail prices of the Company's diesel models range from $148,000 to $206,000 with standard equipment, while the suggested retail prices for the Company's gas models range from $76,000 to $132,000 with standard equipment.

Our Company Facilities

In December 1995, the Company completed construction and moved into an 87,000 square foot manufacturing facility on ten acres in Lancaster, California. This facility serves as both a manufacturing facility and the Company's Corporate Headquarters and the total square footage is almost 120,000 square feet. The Lancaster manufacturing plant is debt free with no mortgages on the facility.

In September 1995, the Company purchased a 40,000 square foot facility located on a 4.5-acre site in Lancaster, California to serve as the Company's Recreational Vehicle Service Center. This facility was purchased from the City of Lancaster's Redevelopment Agency for $980,000. At December 31, 2003, the Company was indebted to the City of Lancaster Redevelopment Agency for the amount of $634,000 with interest at 5.93% per annum due through October 2015. From December 1997 until June 2001, the Company leased a portion of the facility to various third parties, which were major recreational vehicle retail dealers. Since June 2001, the Company has been using that portion to perform additional retail service and insurance paid repairs to motorhomes.

In July 2000, the Company purchased approximately four acres in Mesa, Arizona to serve as a site for Price I, Inc. dba, Price One RV, which is a wholly owned subsidiary of the Company. The Company paid $809,000 for the land and a partially constructed commercial building located on the property. Another $410,000 was spent by the Company to complete the site for the retail sale and service of motorhomes. In December 2001, the Company ceased its retail operations, and continued to operate a service facility under the name Rexhall Service Center – Arizona until December 2003, at which time the Company listed the property as held for sale with a net book value of $1,189,000.

In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased 1.7 acres in Acton, California for $401,000. The Company and Mr. Rex each paid 50% of the purchase price and agreed to share equally in the construction of a building on the property. In the first quarter of 2004, the Company decided to list the property for sale.

In January 2003, the Company completed the purchase of 12.48 acres of land adjacent to its headquarters in Lancaster, California. The Company paid $564,448 in cash and issued a promissory note for $300,000 for a total of $864,448. The agreement with the City of Lancaster would allow the promissory note to be forgiven in total or in part based upon a formula for providing jobs. Although the Company anticipates meeting hiring requirements for the debt forgiveness, the full $300,000 is reflected as long-term debt in the Company's financial statements. In the event the hiring requirements are not met, interest on the promissory note is 10% per annum. At December 31, 2003, the Company had accrued $30,000 interest on the note. The Company plans to build a new facility on this land so that it can produce its own diesel chassis with a new motorhome concept to be built on that chassis. Due to changes in the Company's manufacturing process necessitated by its introduction of the new line of T-Rex motorhomes and redesign of its standard product, late introduction of the T-Rex, and low sales, the Company had postponed any expansion plans until after 2003. However, the Company believes that it may be able to begin construction of the new facility in 2004 depending on market and economic conditions. The total anticipated cost of this expansion is projected to be approximately $5,000,000.

The Company believes its facilities are adequate to meet its foreseeable needs for its current product offerings.

Market Information

The Company's Common Stock has traded in the over-the-counter market since June 22, 1989 and sales and other information are reported in the Nasdaq National Market. The Company's Nasdaq symbol is "REXL". The following table sets forth the range of high and low closing sale prices of a share of the Company's Common Stock in the over-the-counter market for each quarter during the two years ended December 31, 2003 according to the Nasdaq National Market (adjusted for the 2-for-1 stock split of July 2002):

2003	High	Low
Fourth Quarter	$ 3.55	$ 2.65
Third Quarter	3.30	2.22
Second Quarter	2.74	1.83
First Quarter	3.55	1.75

2002	High	Low
Fourth Quarter	$ 3.90	$ 2.38
Third Quarter	5.99	1.51
Second Quarter	6.10	3.78
First Quarter	4.30	2.50

Holders

At April 12, 2004, the Company had approximately 55 registered shareholders of record.

Management Discussion and Analysis

Results of Operations

The following table sets forth, for each of the three years indicated, the percentage of revenues represented by certain items on the Company's Statements of Operations:

	Percentage of Net Revenues Year Ended December 31,		
	2003	**2002**	**2001**
Net Revenues	100.0%	100.0%	100.0%
Cost of Goods Sold	84.7	89.1	91.0
Gross Profit	15.3	10.9	9.0
Selling, General and Administrative Expenses	21.6	13.1	12.9
Income (Loss) from Operations	(6.3)	(2.2)	(3.9)
Other Income (Expense), net	0.1	(0.1)	0.5
Income (Loss) from Continuing Operations Before Income Taxes	(6.2)	(2.3)	(3.4)
Income Tax Expense (Benefit)	(0.1)	(0.8)	(1.1)
Income (Loss) from Continuing Operations	(6.3)	(1.5)	(2.3)
Income (Loss) from Discontinued Operations, net	----	----	(1.2)
Net Income (Loss)	(6.3%)	(1.5%)	(3.5%)

Overview

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein. As is generally the case in the recreational vehicle industry, various factors can influence sales. These factors include demographics, changes in interest rates, consumer confidence levels, competition, restrictions on the availability of financing for the wholesale and retail purchases of recreational vehicles, as well as significant changes in the availability and price of gasoline.

The Company was founded in 1986 as a manufacturer of recreational vehicles, and became publicly held in 1989. Historically, the Company has manufactured only Class A motorhomes and specialty vehicles on either gas or diesel chassis supplied by independent suppliers. The Company's products are positioned to be value leaders, in that its products offer many of the design and structural characteristics and quality components of higher-priced motorhomes, but at a much more affordable price.

To counter the short-term and long-term effects of the bankruptcy of the Company's largest dealer in 2000, the Company established its own retail operations in Mesa, Arizona, called Price I, Inc. dba, Price One, RV. Under the terms of the repurchase agreements with the bankrupt dealer's lenders, the Company was only obligated to repurchase $1.2 million of inventory; however, the Company elected to repurchase $4.2 million in inventory in order to keep these motorhomes from being dumped on the market at substantially lower prices. The retail operations at Price One RV did not begin in earnest until November of 2000. In December 2001, the Company ceased its retail operations and sold the remaining Price One inventory to another dealership in Arizona. The Company reported the retail operations as a discontinued operation during 2001, and ceased all remaining operations of this subsidiary, consisting of operating a service center in Arizona, in 2003. The Company listed the Arizona property upon which it formerly conducted its retail and service center operations as held for sale.

Approximately 49,400 Class A motorhomes were wholesaled in 1999, which was an all-time high. However, when the stock market started to slide in the spring of 2000, Class A motorhome shipments dropped dramatically. Class A motorhome sales in 2000 dropped 17% to 41,000 and dropped another 19% in 2001 to 33,400, which was the lowest annual level since 1995. The industry rebounded by 19% in 2002 to 39,600 units shipped, and increased by 5% in 2003 to 41,500 units shipped.

As is customary in the industry, the Company generally agrees with its dealers' lenders to repurchase any unsold recreational vehicles in the event of various circumstances. Although the Company's maximum potential exposure under these agreements approximated $16.6 million at December 31, 2003, as with accounts receivable, the risk of loss was spread over numerous dealers and lenders and was further reduced by the resale value of the recreational vehicles that the Company would be required to repurchase. Losses under these agreements have not been material in the past and management does not believe that any future losses under such agreements will have a material adverse effect on the Company's consolidated financial position or results of operations. Management believes that sales trends will remain consistent in the industry for the foreseeable future, and therefore would expect the Company's historical pattern of repurchases to continue. For information on repurchases history, see Note 7 to Notes to Consolidated Financial Statements.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net revenues for the year ended December 31, 2003, were $38.9 million, compared to $63.3 million for 2002, a decrease of $24.4 million or 39%. The number of units shipped, net of repurchased units, decreased 315 to 448 in 2003 from 763 in 2002, a decrease of 41%. The average net selling price increased approximately 2% during the period primarily due to a base-price increase. Wholesale unit shipments of the Company's gas and diesel motorhomes were down 30% and 67%, respectively, when compared to 2002.

Despite industry-wide increases in wholesale shipments of class A motorhomes in 2003, the Company's sales were down substantially. Management believes this was due in large part to the Company's premature announcement of its new T-Rex Double & Wide motorhome design. More specifically, mass production of the T-Rex Double & Wide, originally announced in July, 2003, was delayed through the end of the year. As a result, many dealers maintained lower than usual stocking levels of the Company's standard-line product to make room for the new T-Rex Double & Wide. Moreover, management now believes that it may have inadvertently given the impression that it would discontinue production of its standard-line in favor of "T-Rex." This is not the case. In reality, the Company has made considerable efforts to improve and enhance its standard-line products during the latter-half of 2003. These "new & improved" motorhomes are now available. Management is working to re-establish the Company as a quality motorhome manufacturer to its existing dealer network, and the industry as a whole.

Additionally, in July of 2003, the Company decided that it would no longer do business with its largest Dealer—La Mesa RV (which accounted for 18% of sales in 2002). The decision was made because the dealer would no longer purchase the Company's motorhomes without seeking substantial discounts or rebates which, in management's view, precluded profitable sales to this dealer.

Gross profit for the year ended December 31, 2003, decreased to $6.0 million from $6.9 million for 2002, a decrease of $0.9 million or 13%. The gross margin for 2003 was 15% as compared to 11% for 2002. The increase in gross margin is primarily attributable to improved per-unit manufacturing labor costs and material usage. Although management believes the Company will be able to sustain these improved margins, gross margin may fluctuate in future periods if the mix of Class A motorhomes the Company produces shifts from higher to lower gross margin units or if the Company encounters unexpected manufacturing difficulties or competitive pressures.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 2003, were $8.4 million, compared to $8.3 million for 2002, and increased as a percentage of sales from 13% to 22%. The increase in SG&A expenses is primarily related to the approximately $1.6 million the Company spent on research & development of its new T-Rex Double & Wide floorplans, and improvements to its standard-line products.

The Company's effective income tax rate was 0.1% for the year ended December 31, 2003 as compared with 36% for 2002. The decrease is a result of state tax refunds of approximately $606,000 and federal tax refunds of approximately $130,000, offset by a valuation allowance of $1,719,000. Basic and diluted net loss per share was ($0.41) for the year ended December 31, 2003, as compared to basic and diluted net loss per share of ($0.15) in 2002.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Net revenues for the year ended December 31, 2002, were $63.3 million, compared to $56.7 million for 2001, an increase of $6.6 million or 12%. The number of units shipped, net of repurchased units, increased 38 to 763 in 2002 from 725 in 2001, an increase of 5%. The average net selling price increased approximately 6% during the period due to a higher mix of diesel and large gas units. Wholesale unit shipments of the Company's gas and diesel motorhomes were up 3% and 10%, respectively, when compared to 2001.

Poor recreational vehicle industry fundamentals of weakened consumer confidence and tightening of credit continue to hinder the Company's efforts in attracting large dealers east of the Rockies. The lack of new dealers was the primary cause for the Company to lag behind the industry's 19% improvement in shipments during 2002.

Gross profit for the year ended December 31, 2002 increased to $6.9 million from $5.1 million for

2001, an increase of $1.8 million or 35%. The gross margin for 2002 was 11% as compared to 9% for 2001. The primary drivers of the increase in gross profit were higher sales and lower discounts and incentives, partially offset by higher direct labor cost per unit.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 2002 were $8.3 million, compared to $7.3 million for 2001, both approximately 13% of sales. The increase in expenses is primarily related to the approximately $850,000 the Company spent on outside firms during the independent investigation into the restatement of its financial statements for the first quarter of 2003.

Other income in 2001 primarily consisted of rental income on the sub-leased portion of the Company's facilities. As of December 31, 2001, the Company was no longer sub-leasing any of its facilities, so no rental income was earned in 2002.

The Company's continuing operations' effective income tax rate was 36% for the year ended December 31, 2002 as compared with 32% for 2001. The increase is a result of certain non-deductible expenses that were incurred in 2001, but not 2002. Basic and diluted net loss per share was ($0.15) for the year ended December 31, 2002, as compared to basic and diluted net loss per share of ($0.33) in 2001.

In December 2001, the Company ceased its retail operations, Price One in Mesa, Arizona. The retail inventory was discounted significantly and sold to another dealership in Arizona. The net results of the Company's retail operations are presented in the accompanying financial statements as "Discontinued Operations".

Liquidity and Capital Resources

The Company has relied primarily on internally generated funds, trade credit and debt to finance its operations and expansions. As of December 31, 2003, the Company had working capital of $11,341,000, compared to $14,581,000 at December 31, 2002, a $3,240,000 decrease in working capital. The most significant working capital decrease was a $3,874,000 decrease in cash, a $919,000 decrease in accounts receivable, a $879,000 decrease in deferred income taxes, a $214,000 increase in accounts payable, and a $1,051,000 increase in borrowings under the Company's lines of credit with its chassis vendors, partially offset by a $2,799,000 increase in inventory, and a $648,000 decrease in other accrued liabilities.

Capital expenditures during 2003 were $1,124,000, which primarily consists of the 12.48 acres of land the Company purchased adjacent to its headquarters in Lancaster, California. The Company has made no commitments for, and does not expect to make material capital expenditures in 2004-- depending upon market conditions. Cash flows from financing activities consisted primarily of proceeds from chassis vendor lines of credit of $1,105,000 and proceeds from the redevelopment agency of $300,000. This was partially offset by repayments on long-term debt of $54,000 and the repurchase of stock on the open market of $326,000.

As of December 31, 2003, the Company had eliminated its entire $2,500,000 Line of Credit with a bank, which included an irrevocable Standby Letter of Credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates Worker's Compensation insurance in California. Because the Company had never drawn from this line of credit, and due to the costs and liability associated with maintaining a line of revolving credit, the Company eliminated its line during the second and third quarters of 2003. The requirements for self-insurance are now being met through the California Self Insurer's Security Fund and its Alternative Security Program (ASP). Under the ASP, the fund will arrange for a composite security deposit for participating self-insurers rather than rely on such members to arrange for their security deposits on an individual basis. The Company's covered deposit under this plan is

$711,427.

As of December 31, 2003, the Company has a line of credit with a chassis vendor, Ford Motor Credit Company ("FMCC"), with a $3,500,000 limit. This limit reflects a reduction from $5,000,000 during the first quarter of 2003. This line of credit reduction was due to an analysis by FMCC of the Company's needs based on historical financing requirements. FMCC determined that the new $3,500,000 limit would be enough to meet the Company's future financial requirements. Borrowings under the line bear interest at an annual rate of prime plus 1% (5.00% at December 31, 2003). All borrowings are secured by the Ford merchandise. The outstanding balance at December 31, 2003 was $2,919,000.

Additionally, beginning in the third quarter 2003, the Company established a financing agreement with GE Capital for the purchase of chassis from Workhorse Custom Chassis. The limit on this line of credit is $1,600,000. Borrowings under this line of credit bear interest at the rate of prime plus 1% (5.00% at December 31, 2003). The chassis purchased from Workhorse secure borrowings under this line of credit. The outstanding balance under this line of credit is $1,513,000 at December 31, 2003.

The Company placed orders for chassis during the first six months of the year, which were delivered during the second half of the year. As these deliveries coincided with a decline in sales, inventories grew during the second half of 2003. In light of the Company's elevated inventory levels, management expects cash requirements for 2004 to be significantly lower as the Company uses up its material and raw chassis inventory and sells through its finished goods inventory. Accordingly, the Company anticipates that it will be able to satisfy its ongoing cash requirements through 2004 primarily with cash flows from operations and chassis purchase lines of credit. Additional cash may be generated through the Company's sale of its Mesa, Arizona and Acton, California facilities, provided the Company is able to sell the properties in the near future. Although the Company has typically funded its land purchases and development with cash flow from operations, depending on market conditions, it might consider external financing of all or part of the expansion costs required for construction of a new facility on the raw land adjacent to its headquarters in Lancaster, California. However, given the Company's current economic condition, a definitive timeline for an expansion has not yet been determined.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company's obligations and commitments as of December 31, 2003:

Payments Due by Period (in thousands)

Contractual Cash Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-Term Debt	$996	$54	$187	$95	$660
Employment Agreement	$750	$250	$500	$---	$---
Total Contractual Cash Obligations	$1,746	$304	$687	$95	$660

Amount of Commitment Expiration per Period (in thousands)

Other Commercial Commitments	**Total Amounts Outstanding**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Lines of Credit	$4,432	$4,432	$---	$---	$---
Total Commercial Commitments	$4,432	$4,432	$---	$---	$---

Independent Auditor's Report

The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying consolidated balance sheet of Rexhall Industries, Inc. and subsidiary as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ CACCIAMATTA ACCOUNTANCY CORPORATION

Irvine, California
April 6, 2004

Independent Auditor's Report

The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying consolidated balance sheet of Rexhall Industries, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. and subsidiary as of December 31, 2002, and the result of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BECKMAN KIRKLAND & WHITNEY

Agoura Hills, California
March 26, 2003

Independent Auditor's Report

The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Rexhall Industries, Inc. and subsidiary for the year ended December 31, 2001. In connection with our audit of these aforementioned consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of operations, stockholders' equity, and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of Rexhall Industries, Inc. and subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ **KPMG LLP**
Los Angeles, California
March 1, 2002

REXHALL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 and 2002

ASSETS	2003	2002
CURRENT ASSETS		
Cash	$1,883,000	$5,757,000
Accounts Receivables, less Allowance for Doubtful Accounts of $47,000 in 2003 and $103,000 in 2002	1,332,000	2,251,000
Income Tax Receivable	551,000	360,000
Inventories	17,848,000	15,049,000
Deferred Income Taxes (Note 6)	124,000	1,003,000
Other Current Assets	265,000	139,000
Current Assets of Discontinued Operations (Note 12)	----	182,000
TOTAL CURRENT ASSETS	22,003,000	24,741,000
Property and Equipment at Cost Net of Accumulated Depreciation (Note 2)	4,613,000	5,021,000
Property Held for Sale (Note 9)	1,189,000	-----
Other Assets (Note 4)	194,000	152,000
Non-Current Assets of Discontinued Operations (Note 12)	----	37,000
TOTAL ASSETS	$27,999,000	$29,951,000
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 1,836,000	$ 1,622,000
Chassis Vendor Line of Credit (Note 3)	4,432,000	3,381,000
Notes Payable and Current Portion of Long-Term Debt (Note 5)	54,000	36,000
Warranty Allowance	980,000	991,000
Accrued Legal (Note 7)	1,594,000	1,250,000
Dealer Incentives	384,000	638,000
Other Accrued Liabilities	1,102,000	1,750,000
Accrued Compensation and Benefits	280,000	472,000
Current Liabilities of Discontinued Operations (Note 12)	----	20,000
TOTAL CURRENT LIABILITIES	10,662,000	10,160,000
Long-Term Debt, less Current Portion (Note 5)	942,000	634,000
TOTAL LIABILITIES	11,604,000	10,794,000
STOCKHOLDERS' EQUITY		
Preferred Stock - no par value Authorized, 1,000,000 shares; none issued	-----	-----
Common Stock - no par value, Authorized, 10,000,000 shares, issued and outstanding 5,872,700 at December 31, 2003 and 6,037,700 at 2002	5,580,000	5,906,000
Retained Earnings	10,815,000	13,251,000
TOTAL STOCKHOLDERS' EQUITY	16,395,000	19,157,000
Commitments and Contingencies (Notes 3 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$27,999,000	$29,951,000

See accompanying notes to consolidated financial statements

REXHALL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

	2003	2002	2001
Net Revenues (Note 8)	$38,892,000	$63,303,000	$56,680,000
Cost of Sales	32,938,000	56,424,000	51,584,000
Gross Profit	5,954,000	6,879,000	5,096,000
Operating Expenses:			
Selling, General and Administrative Expenses	8,402,000	8,278,000	7,333,000
Loss from Operations	(2,448,000)	(1,399,000)	(2,237,000)
Interest Income	23,000	56,000	250,000
Interest Expense	(155,000)	(144,000)	(181,000)
Other Income, net	173,000	-----	242,000
Gain on Sale of Fixed Assets	----	34,000	26,000
Loss from Continuing Operations Before Income Taxes	(2,407,000)	(1,453,000)	(1,900,000)
Income Tax Expense (Benefit) (Note 6)	29,000	(526,000)	(603,000)
Loss from Continuing Operations	(2,436,000)	(927,000)	(1,297,000)
Loss from Discontinued Operations (net of applicable income tax benefit of $333,000 in 2001) (Note 12)	-----	-----	(695,000)
Loss on Disposal of Discontinued Operations (net of applicable income tax benefit of $5,000) (Note 12)	----	(8,000)	----
Net Income (Loss)	($ 2,436,000)	($ 935,000)	($1,992,000)
Basic and Diluted Loss from Continuing Operations – Per Share	($ 0.41)	($ 0.15)	($ 0.21)
Basic and Diluted Loss from Discontinued Operations – Per Share	$ -------	$ -------	($ 0.12)
Basic and Diluted Loss – Per Share	($ 0.41)	($ 0.15)	($0.33)
Weighted Average Shares Outstanding - Basic and Diluted	5,905,000	6,077,000	6,082,000

See accompanying notes to consolidated financial statements

REXHALL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 and 2003

	COMMON SHARES	STOCK AMOUNT	LOAN RECEIVABLE	RETAINED EARNINGS	TOTAL
BALANCE, December 31, 2000	6,137,000	$6,241,000	($ 57,000)	$16,178,000	$22,362,00
Repurchase of Stock	(42,000)	(102,000)	-------	-------	(102,000)
Repayment of Loan Receivable Related to Stock Options	-------	-------	11,000	-------	11,000
Net (Loss)	-------	-------	-------	(1,992,000)	(1,992,000)
BALANCE, December 31, 2001	6,095,000	$6,139,000	($46,000)	$14,186,000	$20,279,000
Repurchase of Stock	(57,000)	(233,000)	-------	-------	(233,000)
Repayment of Loan Receivable Related to Stock Options	-------	-------	46,000	-------	46,000
Net (Loss)	-------	-------	-------	(935,000)	(935,000)
BALANCE, December 31, 2002	6,038,000	$ 5,906,000	$-------	$13,251,000	$19,157,000
Repurchase of Stock	(165,000)	(326,000)	-------	-------	(326,000)
Repayment of Loan Receivable Related to Stock Options	-------	-------	-------	-------	-------
Net (Loss)	-------	-------	-------	(2,436,000)	(2,436,000)
BALANCE, December 31, 2003	5,873,000	$ 5,580,000	$-------	$10,815,000	$16,395,000

See accompanying notes to consolidated financial statements

REXHALL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	($2,436,000)	($935,000)	($1,992,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Net loss from discontinued operations	-------	-------	695,000
Depreciation and amortization	381,000	383,000	376,000
Gain on sale of property, plant and equipment	-------	(34,000)	(26,000)
Provision for deferred income taxes	879,000	(39,000)	(198,000)
(Increase) decrease in:			
Accounts receivable	919,000	(200,000)	4,848,000
Inventories	(2,799,000)	(2,503,000)	2,398,000
Income tax receivable	(191,000)	426,000	(594,000)
Increase (decrease) in:			
Accounts payable	214,000	(1,801,000)	534,000
Warranty allowance	(11,000)	292,000	(138,000)
Accrued legal	344,000	448,000	357,000
Dealer incentives	(254,000)	(501,000)	407,000
Other assets and liabilities	(1,008,000)	1,572,000	854,000
Net cash provided (used in) by operating activities	(3,962,000)	(2,892,000)	7,521,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	(1,162,000)	(171,000)	(178,000)
Proceeds from sale of property and equipment	-------	159,000	108,000
Net cash (used in) investing activities	(1,162,000)	(12,000)	(70,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments on long-term debt	(54,000)	(35,000)	(34,000)
Repayments on short-term notes	-------	(248,000)	(237,000)
Proceeds (repayment) on chassis vendor line of credit	1,051,000	328,000	(502,000)
Proceeds from loan receivable on exercise of stock options	-------	46,000	11,000
Proceeds from redevelopment agency	300,000	-------	-------
Increase in Long-Term Debt	80,000	-------	-------
Repurchase and retirement of stock	(326,000)	(233,000)	(102,000)
Net cash provided by (used in) financing activities	1,051,000	(142,000)	(864,000)
NET CASH FLOWS FROM DISCONTINUED OPERATIONS	199,000	141,000	(1,373,000)
NET (DECREASE) INCREASE IN CASH	(3,874,000)	(2,905,000)	5,214,000
BEGINNING CASH BALANCE	5,757,000	8,662,000	3,448,000
ENDING CASH BALANCE	$1,883,000	$5,757,000	$8,662,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Income taxes paid (refunded) during the year	$(536,000)	$(872,000)	$113,000
Interest paid during the year	$155,000	$144,000	$589,000
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:			
Notes payable for insurance policies	$392,000	$475,000	$328,000

See accompanying notes to consolidated financial statements

REXHALL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities - Rexhall Industries, Inc. and subsidiary (the "Company") is engaged in designing, manufacturing and selling Class A motorhomes. Class A motorhomes are self-contained and self-powered recreational vehicles used primarily in conjunction with leisure travel and outdoor activities. The Company's wholly owned subsidiary, Price I, Inc. dba Price One RV, was a retailer of Class A motorhomes and other recreational vehicles. In December 2001, the Company ceased its retail operations. At December 31, 2003, Price One had no significant assets or liabilities.

Principles of Consolidation - The consolidated financial statements include the financial statements of Rexhall Industries, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk - Sales are usually made to dealers over a wide geographic area primarily with terms requiring payment within ten days or less of the dealer's receipt of the unit. Most dealers have floor plan financing arrangements with banks or other financing institutions under which the lender advances all, or substantially all, of the purchase price of the motorhome. The loan is collateralized by a lien on the purchased motorhome. As is customary in the industry, the Company has entered into repurchase agreements with these lenders. In general, the repurchase agreements provide that in the event of default by the dealer on its agreement to the lending institution, the Company will repurchase the motorhome so financed.

The Company has recorded an allowance for doubtful accounts to cover the difference between recorded receivables and collections from customers. The allowance for bad debts is adjusted periodically based upon the Company's evaluation of historical collection experiences, industry trends and other relevant factors.

Inventories - Inventories are stated at the lower of cost or market value, determined using the first-in, first-out basis. Costs include material, labor and applicable manufacturing overhead. Adjustments to the value of inventory are recorded based upon damage, deterioration, obsolescence and changes in market value. In determining market value, management has considered its current replacement cost ensuring it does not exceed net realizable value (i.e., estimated selling price in the ordinary course of business less estimated costs of completion and disposal). Management has evaluated the current level of inventories considering the order backlog and other factors in assessing estimated selling prices and made adjustments to cost of goods sold for estimated decrease in the net realizable value of inventory. Inventories consist of the following at December 31, 2003 and 2002:

	2003	2002
Chassis	$ 8,306,000	$ 6,604,000
Raw Materials	2,638,000	2,713,000
Work-in-Progress	2,033,000	1,617,000
Finished Goods	4,871,000	4,115,000
Total	$17,848,000	$15,049,000

Legal Accrual - The Company's current estimated range of liability related to some of the pending litigation is accrued based on claims for which it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because of the uncertainties related to both the amount and range of loss on the remaining pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, management will assess the potential liability related to the pending litigation and revise the estimates. Such revisions in the estimates of the potential liability could materially impact the results of operation and financial position.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the assets, which range from 3 to 31.5 years.

Property held for sale is stated at the lower of cost or fair value less selling expenses and includes certain property no longer used in the Company's operation.

Research and Development – Research and development costs were $1,606,000, $146,000 and $426,000 in 2003, 2002 and 2001, respectively, and are expensed as incurred.

Revenue Recognition - The Company derives revenue primarily from the sale of motorhomes to dealers across the United States. Revenue is recognized when all of the following conditions have been met: 1) An order for a product has been received from a dealer; 2) Written or verbal approval for payment has been received from the dealer's flooring institution; 3) A common carrier signs the delivery ticket accepting responsibility for the product as agent for the dealer; and 4) The product is removed from Rexhall's property for delivery to the dealer who placed the order.
Most manufacturing sales are made on cash terms, with most dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not ordinarily sold on consignment; dealers do not ordinarily have the right to return products; and dealers are typically responsible for interest costs to floorplan lenders. On average, we receive payments from floorplan lenders on products sold to independent dealers within 15 days of the invoice date, i.e. the date the product is shipped.

Warranty Reserve Policy - The Company provides retail purchasers of its motorhomes with a limited warranty against defects in materials and workmanship for 12 months or 12,000 miles measured from date of purchase, or upon the transfer of the vehicle by the original owner, whichever occurs first. The Company's warranty excludes certain specified components, including chassis, engines and power train, and appliances, which are warranted separately by the suppliers. The Company estimates warranty reserves required by applying historical experience with regard to probabilities of failure and cost to product sales covered by warranty terms. Warranty expense was $1,755,000, $1,904,000 and $1,070,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of the deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

Earnings per Share - Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings divided by the weighted average number of shares outstanding, inclusive of the dilutive impact of common stock options, provided their impact is not anti-dilutive. All share and per share amounts have been restated to reflect the retroactive effects of the 2-for-1 stock split, which occurred in July 2002. See note 10 to Notes to Consolidated Financial Statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of - The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Fair Values of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, trade and other receivables, trade accounts payable, notes payable and accrued expenses: The carrying amounts approximate the fair values of these instruments due to their short-term nature.

Line of Credit: The fair value of the Company's line of credit approximates carrying value as it accrues interest at prevailing market rates on a variable basis.

Long-Term Debt: The fair value of the Company's long-term debt approximates the current book value based on estimated quotations made on long-term debt facilities with similar quality and terms.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003 and 2002:

	Useful Lives (In years)	2003	2002
Land		$ 991,000	$ 1,313,000
Property Held for Sale		1,189,000	-----
Building	5, 31.5	4,054,000	3,968,000
Autos and Trucks	3-7	354,000	292,000
		8,500,000	7,333,000
Less: Accumulated Depreciation		2,698,000	2,312,000
Property and Equipment, net		$ 5,802,000	$ 5,021,000
Depreciation Expense		$381,000	$383,000

In July 2001, there was a fire at the Company's manufacturing facility which caused approximately $1,600,000 worth of damage to the plant, offices and inventory. During 2002, the Company was able to determine the damage to the building and improvements amounted to $524,000. The building improvements have been written down and the Company has been reimbursed by insurance for the fire damage.

3. LINES OF CREDIT

As of December 31, 2003, the Company had eliminated its entire $2,500,000 Line of Credit with a bank, which included an irrevocable Standby Letter of Credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates Worker's Compensation insurance in California. Because The Company had never drawn from this line of credit, and due to the costs and liability associated with maintaining a line of revolving credit, Rexhall eliminated its line during the second and third quarters of 2003. The requirements for self-insurance are now being met through the

California Self Insurer's Security Fund and its Alternative Security Program (ASP). Under the ASP, the fund will arrange for a composite security deposit for participating self-insurers rather than rely on such members to arrange for their security deposits on an individual basis. The Company's covered deposit under this plan is $711,427.

As of December 31, 2003, the Company has a line of credit with a chassis vendor, Ford Motor Credit Company ("FMCC"), with a $3,500,000 limit, cancelable upon notice by FMCC. This limit reflects a reduction from $5,000,000 during the first quarter of 2003. This line of credit reduction was due to an analysis by FMCC of the Company's needs based on historical financing requirements. FMCC determined that the new $3,500,000 limit would be enough to meet the Company's future financial requirements. Borrowings under the line bear interest at an annual rate of prime plus 1% (5.00% at December 31, 2003). All borrowings are secured by the Ford merchandise. The outstanding balance at December 31, 2003 was $2,919,000.

Additionally, beginning in the third quarter 2003, the Company established a financing agreement with GE Capital for the purchase of chassis from Workhorse Custom Chassis. The limit on this line of credit is $1,600,000 and is cancelable upon written notice by GE Capital. Borrowings under this line of credit bear interest at the rate of prime plus 1% (5.00% at December 31, 2003). The chassis purchased from Workhorse secure borrowings under this line of credit. The outstanding balance under this line of credit is $1,513,000 at December 31, 2003.

4. LOANS TO RELATED PARTIES

From time to time the Company made loans to certain officers and key employees related to the exercise of stock options. During 1998, the Company advanced $385,000 to key employees under the Company's Incentive and Non-Statutory Stock Option Plan (The Plan) in exchange for the exercise of 123,000 options. The loans were full recourse loans and were secured by the shares of common stock issued upon such exercise. The notes bear interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, (4.92% at December 31, 2002). Loans extended for the exercise of incentive stock options are netted against equity. During 2000, an executive of the company repaid a portion of the outstanding loans and related accrued interest by foregoing the bonus liability that was due from the Company. During 2002, the remaining balance was paid in full leaving the outstanding balance as of December 31, 2002 at nil.

In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased a partially completed building on 1.7 acres in Acton, California for $401,000. The Company and Mr. Rex each contributed 50% of the purchase price and agreed to share equally in the final construction of the building on the property. The Company paid $151,000 on behalf of Mr. Rex in exchange for a $151,000 note receivable. The note is secured by the executive's interest in the property. This note receivable is classified as an Other Asset on the balance sheet. The note bears interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, (5.12% at December 31, 2003). In the first quarter of 2004, the Company decided to list the property for sale.

5. NOTES PAYABLE AND LONG-TERM DEBT

	2003	2002
Promissory note payable to the City of Lancaster Redevelopment Agency, 240 monthly payments of $6,285 including principal and interest at 5.93% per annum, note matures in October 2015 The note is collateralized by land and building with a net book value of approximately $839,000 at December 31, 2003	$634,000	$670,000
Employment program promissory note payable to City of Lancaster Redevelopment Agency (may be forgiven in full or in part if hiring requirements are met). The note accrues interest at 10% per annum, and matures in January 2008. The note is collateralized by the land.	300,000	----
Note payable to Ingersol-Rand for equipment purchase, 36 monthly payments of $2,209 including principal and interest at 0.14% per annum, note matures in April 2006.	62,000	----
Total Notes Payable and Long-Term Debt	$996,000	$670,000
Less: Current Portion	54,000	36,000
Long-Term Portion	$942,000	$634,000

Future annual minimum principal payments due on long-term debt (including current portion) as of December 31, 2003 are as follows:

Year Ending December 31,	
2004	54,000
2005	66,000
2006	68,000
2007	53,000
Thereafter	755,000
	$996,000

6. INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2003	2002	2001
Income tax expense (benefit) excluding discontinued operations	$ 29,000	($ 526,000)	($ 603,000)
Income tax (benefit) of discontinued operations	----	(5,000)	(333,000)
Total income tax expense (benefit)	$ 29,000	($ 531,000)	($ 936,000)
Current:			
Federal	($ 129,000)	($ 392,000)	($788,000)
State	(600,000)	(56,000)	(50,000)
	(729,000)	(448,000)	(738,000)
Deferred:			
Federal	613,000	(66,000)	(105,000)
State	145,000	(17,000)	(93,000)
	758,000	(83,000)	(198,000)
Total income tax expense (benefit)	$ 29,000	($ 531,000)	($ 936,000)

The components of deferred tax assets (liabilities) at December 31, 2003, 2002, and 2001 are as follows:

	2003	2002	2001
Current:			
Allowance for bad debts	$19,000	$35,000	$60,000
Inventory reserves and unicap	150,000	111,000	125,000
Warranty accrual	390,000	117,000	281,000
Net operating losses	995,000	235,000	100,000
Reserve for self insurance	283,000	456,000	176,000
Legal reserves	320,000	75,000	146,000
Other accrued liabilities	222,000	325,000	151,000
State tax	--------	--------	--------
	$2,379,000	$1,354,000	$1,039,000
Non Current:			
Depreciation	(124,000)	185,000	--------
Deferred tax assets	$2,255,000	$1,539,000	$1,039,000
Less:			
Valuation allowance	(2,255,000)	(536,000)	(75,000)
Net deferred tax asset	$-------	$1,003,000	$964,000

At December 31, 2003, the Company had a federal net operating loss carry forward of approximately $2,478,000. These loss carry forwards begin to expire in 2023 and will be fully expired in 2024. In addition, the Company has state net operating loss carry forwards expiring in 2014.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to the following:

	Year Ended December 31,		
	2003	2002	2001
Net income (loss) before income taxes	($2,437,000)	($1,466,000)	($1,900,000)
Statutory federal tax rate	34%	34%	34%
Expected tax expense (benefit)	(829,000)	(499,000)	(646,000)
State taxes net of federal effect	(142,000)	(86,000)	(46,000)
Permanent differences	10,000	8,000	5,000
Prior year federal and state tax refunds	(736,000)	-----	-----
Valuation Allowance	1,719,000	-----	-----
Other adjustments	7,000	51,000	84,000
Provision for income taxes of continuing operations	29,000	(526,000)	(603,000)
Provision for income taxes of discontinued operations	-----	(5,000)	(333,000)
Provision for income taxes	$29,000	($531,000)	($936,000)

7. COMMITMENTS AND CONTINGENCIES

Repurchase Agreements –As is customary in the industry, motorhomes purchased by Dealers under financing agreements with third party lenders are subject to repurchase by the Company in the event of default by the Dealer. The Company's contingent liability under the repurchase agreements is limited to the total unpaid balance (including, in some cases, interest and other charges) owed to the lending institution by reason of its extension of credit to the dealer to purchase the Company's motorhomes. The contingent liability under repurchase agreements varies significantly from time to time, depending upon shipments and dealer sales to end-users. The following table summarizes the Company's contingent liability and repurchase history at December 31, 2003, 2002, and 2001:

	2003	2002	2001
Repurchase History:			
Number of units sold	473	787	769
Amount of units sold	$40,915,000	$65,063,000	$59,999,000
Number of units repurchased	25	24	44
Amount of repurchases	$2,023,000	$1,760,000	$3,319,000
Loss recognized	$97,000	$197,000	$267,000
Average loss per unit repurchased	$5,000	$8,000	$6,000
Contingent Liability:			
Number of units subject to repurchase	205	344	329
Total contingent liability	$16,600,000	$28,900,000	$23,900,000

The risk of loss under these agreements is spread over numerous dealers and financing institutions and is further reduced by the resale value of any motorhomes that may be repurchased. To date, the Company's losses under these repurchase agreements have been minimal at the gross margin level, upon resale of the units.

Employment Agreement – In July 2001, the Company entered into a five-year employment agreement with its President and Chief Executive Officer, William J. Rex. The employment agreement provides for minimum aggregate annual compensation of $250,000, plus a bonus determined monthly equal to 10% of income before bonus and taxes. There are no change of control arrangements in the employment agreement.

Litigation - The Company is a defendant in various legal proceedings resulting from the normal course of business. In the opinion of Company management, the resolution of such matters should not have a material effect on its financial statements or results of operations and have been adequately reserved for.

Warranties – Estimated warranty costs are accrued for at the time the vehicle is sold to a dealer. Included in the warranty cost accruals are costs for basic warranties on units sold. Estimates for warranty costs are made based primarily on recent warranty claim experience. The following is a tabular reconciliation of the product warranty accrual:

January 1, 2002 beginning balance	$ 699,000
Payments made in 2002	(1,790,000)
Changes to accrual related to warranties issued in 2002	1,601,000
Changes to accrual related to pre-existing warranties	481,000
December 31, 2002 ending balance	$ 991,000
January 1, 2003 beginning balance	$ 991,000
Payments made in 2003	(1,969,000)
Changes to accrual related to warranties issued in 2003	1,249,000
Changes to accrual related to pre-existing warranties	709,000
December 31, 2003 ending balance	$ 980,000

8. SIGNIFICANT CUSTOMERS

The Company had two major customers, RV Peddler, Inc., with locations in CA and AZ, and 10,000 RV Sales, Inc., in CA, who accounted for 14% and 11% respectively of the Company's net revenues in 2003. During 2002, the Company had one major customer, La Mesa RV with locations in CA and AZ, who accounted for 18% of the Company's net revenues. The Company terminated its Dealer Agreement with La Mesa RV in the third quarter of 2003. There were no customers that comprised over 10% of the Company's revenues in 2001

9. PROPERTY HELD FOR SALE

At December 31, 2001, the Company's customer service center in Elkhart, Indiana was classified as held for sale. The facility has 1,500 square feet of office space and a 3,500 square foot warehouse area with a net book value of $122,000 as of December 31, 2001. It was sold in 2002 for a net selling price of $159,000.

At December 31, 2003, the Company's customer service Center in Mesa, Arizona was classified as held for sale. The facility is approximately 10,000 square feet on four acres of land, with a net book value of $1,189,000 as of December 31, 2003.

10. EARNINGS PER SHARE

All share and per share amounts have been restated to reflect the retroactive effects of the 2-for-1 stock split, which occurred in July 2002.

The following is a reconciliation of the basic and diluted earnings per share computation for the year 2003, 2002 and 2001 (in thousands, except per share data):

	Year ended December 31,		
	2003	2002	2001
Net Income (Loss) Used for Basic and Diluted Earnings Per Share	($2,436)	($935)	($1,992)
Shares of Common Stock and Common Stock Equivalents:			
Weighted Average Shares Used in Basic and Diluted Computation	5,905	6,077	6,082
Earnings Per Share:			
Basic and Diluted	($0.41)	($0.15)	($ 0.33)

In 2003, the Company repurchased 165,000 common shares on the open market at an average cost of $1.98 per share. There were no common stock equivalents outstanding.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations for fiscal 2003 and 2002 are as follows:

in thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL 2003:				
Net Revenues	$12,946	$9,642	$10,823	$5,481
Gross Profit	1,602	1,259	1,264	1,829
Loss from Continuing Operations before Income Taxes	(89)	(466)	(565)	(1,287)
Loss from Continuing Operations	(57)	(282)	(204)	(1,893)
Net Loss	(57)	(282)	(204)	(1,893)
Basic and Diluted Net Loss Per Share [1]	(0.01)	(0.05)	(0.03)	(0.33)
FISCAL 2002:				
Net Revenues	$17,407	$18,964	$12,872	$14,060
Gross Profit	1,323	2,354	1,042	2,160
Income (Loss) from Continuing Operations before Income Taxes	(418)	441	(1,517)	41
Income (Loss) from Continuing Operations	(253)	264	(907)	(31)
Net Income (Loss)	(253)	264	(907)	(39)
Basic and Diluted Net Income (Loss) Per Share [1]	(0.04)	0.04	(0.15)	(0.01)

[1] Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

12. DISCONTINUED OPERATIONS

In December 2001, the Company decided to discontinue its retail operations, Price One RV in Mesa, Arizona. At the time of discontinuing the retail operations, the remaining motorhome inventory was sold, at a discount, to another dealership in Arizona. The Company's financial statements have been restated to reflect the retail segment as a discontinued operation for all periods presented.

Following is summary financial information for the Company's discontinued retail operations:

	Years Ended December 31,		
	2003	2002	2001
Net Sales	$-------	$-------	$15,622,000
Income (Loss) from Discontinued Operations before Income Taxes	-------	-------	(1,028,000)
Income Tax Benefit	-------	-------	(333,000)
Net Loss from Discontinued Operations	$-------	$-------	($ 695,000)
Net Loss on Disposal of Discontinued Operations	$-------	($ 8,000)	$-------

	As of December 31,	
	2003	2002
Cash	$ ---------	$ 154,000
Receivables, net	---------	28,000
Inventories	---------	---------
Other Current Assets	---------	---------
Current Assets of Discontinued Operations	$ ---------	$ 182,000
Property and Equipment at Cost Net of Accumulated Depreciation		37,000
Other Assets	---------	---------
Non-Current Assets of Discontinued Operations	$ ---------	$ 37,000
Accounts Payable	---------	---------
Notes Payable		20,000
Other Current Liabilities	---------	---------
Current Liabilities of Discontinued Operations	$ ---------	$ 20,000

Schedule I
Valuation and Qualifying Accounts
Allowance for Doubtful Receivables

BALANCE, December 31, 2000	$100,000
Additions: Charges to Operations	283,000
Deductions: A/R Write Offs	(281,000)
BALANCE, December 31, 2001	$102,000
Additions: Charges to Operations	1,000
Deductions: A/R Write Offs	(-------)
BALANCE, December 31, 2002	$103,000
Additions: Charges to Operations	-----------
Deductions: A/R Write Offs	(56,000)
BALANCE, December 31, 2003	$ 47,000

CORPORATE INFORMATION

Directors

William J. Rex
Chairman, President and Chief Executive Officer

Robert A. Lopez
Retired President, Nickerson Lumber Plywood

Dr. Dennis K. Ostrom
Engineering Consultant

Anthony J. Partipilo
Attorney

Auditors

Cacciamatta Accountancy Corporation
Irvine, California

Registration Transfer

US Stock Transfer Corporation
Glendale, California

Form 10K

A copy of the company's form 10K, filed with the Security and Exchange Commission is available without charge upon writing to:

Officers

William J. Rex
Chairman, President and Chief Executive Officer

James C. Rex
Vice President and
General Manager of Consumer Affairs

Michael R. Pieper
Chief Financial Officer and
Vice President of Administration

Shareholder Relations

Rexhall Industries, Inc.
46147 7th Street West
Lancaster, California 93534

Corporate Offices

Rexhall Industries, Inc.
46147 7th Street West
Lancaster, California 93534

(661) 726-0565
www.rexhall.com
email: exe@rexhall.com

Legal Counsel

Kirkpatrick & Lockhart, LLP
Beverly Hills, California

Baker & Daniels
Elkhart, Indiana

